Filed by Apollo Senior Floating Rate Fund Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Apollo Senior Floating Rate Fund Inc.

Commission File No. 811-22481

File No. of Related Registration Statement: 333-275640

MidCap Financial Investment Corporation, Apollo Senior Floating Rate Fund Inc. and Apollo

Tactical Income Fund Inc. Announce Filing of Definitive Joint Proxy Statement / Prospectus Relating

to Previously Announced Proposed Mergers

Record Dates Set and Special Meetings of Stockholders Scheduled

MFIC Board Unanimously Recommends That Stockholders Vote “FOR” the MFIC Share Issuance Proposal

AFT Board Unanimously Recommends That Stockholders Vote “FOR” the AFT Merger Proposal

AIF Board Unanimously Recommends That Stockholders Vote “FOR” the AIF Merger Proposal

New York, NY – April 4, 2024 – MidCap Financial Investment Corporation (NASDAQ: MFIC), Apollo Senior Floating Rate Fund Inc. (NYSE: AFT) and Apollo Tactical Income Fund Inc. (NYSE: AIF) (AFT and AIF, together, the “CEFs”) today announced the filing of a definitive joint proxy statement / prospectus (the “Joint Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the previously announced proposed mergers of AFT and AIF with and into MFIC (each, a “Merger” and together, the “Mergers”). The registration statement previously filed by MFIC in connection with the Mergers (the “Registration Statement”) was declared effective by the SEC on April 3, 2024. MFIC, AFT and AIF have each set a record date and scheduled a special meeting of its stockholders to vote on the respective proposal related to the Mergers.

Record and Special Meeting Dates

The table below presents the respective record date, special meeting date and time and proposal for each fund. Instructions on how to attend the special meetings and additional information on the proposals can be found in the Joint Proxy Statement. Stockholders of record as of the applicable record date are entitled to vote at the relevant fund’s special meeting, or any adjournment or postponement thereof, and are encouraged to vote well in advance of the special meeting.

	MFIC	AFT	AIF
Record Date	Close of business on March 28, 2024	Close of business on March 28, 2024	Close of business on March 28, 2024

Date and Time of Special Meeting	9:30 am Eastern Time on May 28, 2024	10:00 am Eastern Time on May 28, 2024	10:30 am Eastern Time on May 28, 2024

Proposal	The issuance of shares of common stock of MFIC in connection with the Mergers, as further described below (the “MFIC Share Issuance Proposal”)	The merger of AFT with and into MFIC (the “AFT Merger Proposal”)	The merger of AIF with and into MFIC (the “AIF Merger Proposal”)

Voting Instructions

If you are a stockholder of record as of an applicable record date, you will receive copies of the Joint Proxy Statement and proxy card (together, the “Proxy Materials”) either in the mail or electronically. If you are a stockholder of record as of an applicable record date and do not receive the Proxy Materials, please contact either your broker or Broadridge Financial Solutions (“Broadridge”) at 1-855-200-8397. MFIC, AFT and AIF have each engaged Broadridge, an independent proxy solicitation firm, to assist in the solicitation of proxies in connection with the Mergers. If your vote has not been received after a reasonable amount of time, you may receive a telephone call from Broadridge reminding you to vote your shares. If you are a registered stockholder, for inquires unrelated to the Proxy Materials, please call Equiniti Trust Company, LLC, the transfer agent, dividend paying agent and registrar for MFIC, AFT and AIF, at 1-800-937-5449.

Please follow the instructions on the proxy card contained in the Proxy Materials and authorize a proxy to vote your shares via the Internet, by telephone or by signing, dating and returning the proxy card. Voting by proxy does not deprive you of your right to participate in the virtual special meetings.

If you are a stockholder of MFIC, AFT and/or AIF and have any questions, please contact Broadridge at 1-855-200-8397 or contact the Investor Relations Department of MFIC, AFT and AIF at ebesen@apollo.com or 212-822-0625.

Transaction Overview

On November 7, 2023, MFIC, AFT and AIF announced that they had entered into definitive agreements pursuant to which, in connection with the Mergers, AFT and AIF will merge with and into MFIC, subject to the receipt of certain stockholder approvals and the satisfaction of customary closing conditions. MFIC is a publicly traded business development company (“BDC”) managed by an affiliate of Apollo Global Management Inc. (“Apollo”, NYSE: APO), and the CEFs are publicly traded closed-end management investment companies also managed by an affiliate of Apollo. Under the terms of the merger agreements, MFIC will be the surviving entity and will continue to operate as a BDC and trade on the NASDAQ Global Select Exchange under the ticker symbol “MFIC.” MFIC’s investment strategy will continue to focus on first lien floating rate loans to middle market companies, primarily sourced by MidCap Financial,i a leading middle market lender. All current MFIC officers and directors will remain in their current positions.

The Mergers are expected to be accretive to net investment income per share for all stockholders reflecting operational synergies from the elimination of duplicative expenses, the ability to grow the CEFs’ portfolios through additional leverage, and the proposed rotation in the ordinary course of the CEFs’ lower yielding liquid assets into first lien middle market loans sourced by MidCap Financial.

Under the terms of the merger agreements, stockholders of the CEFs will receive an amount of newly issued shares of MFIC common stock based on the ratio of the net asset value (“NAV”) per share of the applicable CEF divided by the NAV per share of MFIC, each determined shortly before the closing of each Merger (the “Exchange Ratios”).ii Assuming both Mergers close, the estimated pro forma post-merger stockholder ownership of MFIC would be approximately 69% for current MFIC stockholders, 16% for current AFT stockholders, and 15% for current AIF stockholders.iii

In consideration of the closing of each Merger, promptly following the closing of the applicable Merger, an affiliate of Apollo will make a special cash payment of $0.25 per share (the “Special CEF Stockholder Cash Payment”) to each AFT or AIF stockholder of record as of the closing date of the applicable Merger.iv

In addition, prior to the closing of the applicable Merger, each of AFT and AIF will declare and pay to its respective stockholders one or more distributions of all of its previously undistributed net investment income (“UNII”) and any net realized capital gain (the “AFT Tax Dividend” and the “AIF Tax Dividend”, respectively, and, together, the “CEF Tax Dividends”). The exact amount of each CEF Tax Dividend will be based on the corresponding CEF’s UNII and net realized capital gain (if any) prior to the closing of the applicable Merger. There can be no assurances with respect to the amount of each CEF Tax Dividend. The exact record date and payment date for the AFT Tax Dividend and the AIF Tax Dividend will be determined by the AFT Board of Directors and the AIF Board of Directors, respectively, based upon the timing of the anticipated closing of the applicable Merger. As of December 31, 2023, the UNII for AFT and AIF was $0.14 per share and $0.17 per share, respectively. Neither AFT nor AIF has any net realized capital gains.v

In addition, following the closing of the Merger(s), as applicable, MFIC will pay a cash dividend of $0.20 per share (the “MFIC Special Cash Dividend”). The exact record date for the MFIC Special Cash Dividend will be determined by the MFIC Board of Directors based upon the timing of the closings of the Merger(s).vi

The table below presents the above referenced cash payments to be made in connection with the proposed Mergers, including their corresponding record and payment dates.

		AFT Stockholders	AIF Stockholders

1	Special CEF Stockholder Cash Payment	$0.25 per share	$0.25 per share

	Record Date	Closing date of AFT Merger	Closing date of AIF Merger

	Payment Date	Promptly following the closing of the AFT Merger	Promptly following the closing of the AIF Merger

2	CEF Tax Dividends	Amount to be determined ($0.14 per share of UNII as of 12/31/23)	Amount to be determined ($0.17 per share of UNII as of 12/31/23)

	Record Date	Prior to the closing of the AFT Merger	Prior to the closing of the AIF Merger

	Payment Date	Prior to the closing of the AFT Merger	Prior to the closing of the AIF Merger

MFIC Stockholders (Including Former AFT and AIF Stockholders)

3	MFIC Special Cash Dividend	$0.20 per share

	Record Date	To be determined by the MFIC Board of Directors, based upon the timing of the closings of the Mergers(s)

	Payment Date	Within thirty (30) days following the closing of the AFT or AIF Merger, subject to the closing or termination of the other Merger

The Mergers, which are intended to be treated as tax-free reorganizations, are subject to the receipt of certain approvals of MFIC, AFT, and AIF stockholders and the satisfaction of other closing conditions, as described in further detail in the Joint Proxy Statement and Registration Statement.

Each Merger will not be contingent on the other, and MFIC may merge with only one of the CEFs if stockholder approval is not received from both sets of CEF stockholders. Prior to the closings of the Mergers, MFIC, AFT, and AIF intend to operate in the normal course, including by declaring regular distributions.

The CEFs’ existing indebtedness will be repaid by MFIC contemporaneously with the closings of the Mergers.

About MidCap Financial Investment Corporation

MidCap Financial Investment Corporation (NASDAQ: MFIC) is a closed-end, externally managed, diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). For tax purposes, MFIC has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). MFIC is externally managed by Apollo Investment Management, L.P.

(“MFIC Adviser”), an affiliate of Apollo and its consolidated subsidiaries, a high-growth global alternative asset manager. MFIC’s investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. MFIC primarily invests in directly originated and privately negotiated first lien senior secured loans to privately held U.S. middle-market companies, which MFIC generally defines as companies with less than $75 million in EBITDA, as may be adjusted for market disruptions, mergers and acquisitions-related charges and synergies, and other items. To a lesser extent, MFIC may invest in other types of securities including, first lien unitranche, second lien senior secured, unsecured, subordinated, and mezzanine loans, and equities in both private and public middle market companies. For more information, please visit www.midcapfinancialic.com.

About Apollo Senior Floating Rate Fund Inc.

Apollo Senior Floating Rate Fund Inc. (NYSE: AFT) is registered under the 1940 Act as a diversified closed-end management investment company. AFT’s investment objective is to seek current income and preservation of capital by investing primarily in senior, secured loans made to companies whose debt is rated below investment grade and investments with similar economic characteristics. Senior loans typically hold a first lien priority and pay floating rates of interest, generally quoted as a spread over a reference floating rate benchmark. Under normal market conditions, AFT invests at least 80% of its managed assets (which includes leverage) in floating rate senior loans and investments with similar economic characteristics. Apollo Credit Management, LLC, an affiliate of Apollo, serves as AFT’s investment adviser. For tax purposes, AFT has elected to be treated as a RIC under the Code. For more information, please visit www.apollofunds.com/apollo-senior-floating-rate-fund.

About Apollo Tactical Income Fund Inc.

Apollo Tactical Income Fund Inc. (NYSE: AIF) is registered under the 1940 Act as a diversified closed-end management investment company. AIF’s primary investment objective is to seek current income with a secondary objective of preservation of capital by investing in a portfolio of senior loans, corporate bonds and other credit instruments of varying maturities. AIF seeks to generate current income and preservation of capital primarily by allocating assets among different types of credit instruments based on absolute and relative value considerations. Under normal market conditions, AIF invests at least 80% of its managed assets (which includes leverage) in credit instruments and investments with similar economic characteristics. Apollo Credit Management, LLC, an affiliate of Apollo, serves as AIF’s investment adviser. For tax purposes, AFT has elected to be treated as a RIC under the Code. For more information, please visit www.apollofunds.com/apollo-tactical-income-fund.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of MFIC, AFT and AIF, and distribution projections; business prospects of MFIC, AFT and AIF, and the prospects of their portfolio companies, if applicable; and the impact of the investments that MFIC, AFT and AIF expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate one or both of the Mergers contemplated by the Agreement and Plan of Merger among MFIC, AIF and certain other parties thereto and the Agreement and Plan of Merger among MFIC, AFT and certain other parties thereto on the expected timeline, or at all; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of the stockholders of MFIC,

AFT and AIF voting in favor of the applicable Proposals (as defined below); (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; (ix) any potential termination of one or both merger agreements; (x) the future operating results and net investment income projections of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xi) the ability of MFIC Adviser to implement MFIC Adviser’s future plans with respect to the combined company; (xii) the ability of MFIC Adviser and its affiliates to attract and retain highly talented professionals; (xiii) the business prospects of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies; (xiv) the impact of the investments that MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company expect to make; (xv) the ability of the portfolio companies of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company to achieve their objectives; (xvi) the expected financings and investments and additional leverage that MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future; (xvii) the adequacy of the cash resources and working capital of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xviii) the timing of cash flows, if any, from the operations of the portfolio companies of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xix) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); and (xx) the risk that stockholder litigation in connection with one or both of the Mergers may result in significant costs of defense and liability. MFIC, AFT and AIF have based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although MFIC, AFT and AIF undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures made directly to you or through reports that MFIC, AFT and/or AIF have filed (or, in the future, may file) with the SEC, including the Joint Proxy Statement and the Registration Statement, annual reports on Form 10-K, annual reports on Form N-CSR, quarterly reports on Form 10-Q, semi-annual reports on Form N-CSRS and current reports on Form 8-K.

No Offer or Solicitation

This press release is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this press release is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MFIC, AFT, AIF or in any fund or other investment vehicle managed by Apollo or any of its affiliates.

Additional Information and Where to Find It

This press release relates to the proposed Mergers and certain related matters (the “Proposals”). In connection with the Proposals, MFIC, AFT and AIF have filed with the SEC and mailed to their respective stockholders the Joint Proxy Statement, and MFIC has filed with the SEC (and the SEC has declared effective) the Registration Statement. The Joint Proxy Statement and the Registration Statement each contain important information about MFIC, AFT, AIF and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF MFIC, AFT AND AIF ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MFIC, AFT AND AIF AND THE PROPOSALS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by MFIC, from MFIC’s website at https://www.midcapfinancialic.com, and, for documents filed by AIF, from AIF’s website at https://www.apollofunds.com/apollo-tactical-income-fund, and, for documents filed by AFT, from AFT’s website at https://www.apollofunds.com/apollo-senior-floating-rate-fund.

Participants in the Solicitation

MFIC, its directors, certain of its executive officers and certain employees and officers of MFIC Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of MFIC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2023. AIF, AFT, their directors, certain of their executive officers and certain employees and officers of Apollo Credit Management, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of AFT and AIF is set forth in the proxy statement for their 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2023. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the MFIC, AFT and AIF stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

Contact

Broadridge Financial Solutions

Proxy Solicitor for MFIC, AFT and AIF

1-855-200-8397

Elizabeth Besen

Investor Relations Manager

MidCap Financial Investment Corporation, Apollo Senior Floating Rate Fund Inc., and

Apollo Tactical Income Fund Inc.

(212) 822-0625

ebesen@apollo.com

[i]

“MidCap Financial” refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo, pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to MFIC or to MFIC Adviser. MidCap Financial is not obligated to take into account MFIC’s interests (or those of other potential participants in assets sourced) when sourcing loans across its platform.

ii

The NAVs per share used in determining the Exchange Ratios will include any distributions declared prior to the closing of the applicable Merger and will be determined within 48 hours prior to the closing of the applicable Merger. The NAVs per share for the CEFs used in determining the Exchange Ratios will be adjusted for the CEF Tax Dividends. There can be no assurances with respect to the amount of each CEF Tax Dividend.

iii

For illustrative purposes using the NAVs per share as of December 31, 2023 for MFIC, AFT and AIF. As of December 31, 2023, MFIC’s, AFT’s and AIF’s NAVs per share were $15.41, $15.03, and $14.77, respectively. The NAVs per share for AFT and AIF used to estimate the pro forma ownership have been adjusted assuming each fund’s UNII as of December 31, 2023 ($0.14 per share for AIF and $0.17 per share for AIF). Changes in the NAVs per share of MFIC, AFT, and AIF before the consummation of either or both of the Mergers may impact the Exchange Ratios and the relative post-closing ownership percentages of MFIC. There can be no assurances with respect to the amount of each CEF Tax Dividend.

iv

The specific tax characteristics of the Special CEF Stockholder Cash Payment have not yet been determined. Apollo and its affiliates make no assurances regarding the tax treatment to stockholders of the receipt of the Special CEF Stockholder Cash Payment.

[v]

The NAVs per share for AFT and AIF used to determine the respective Exchange Ratios will be adjusted for the AFT Tax Dividend or the AIF Tax Dividend, respectively. The AFT Tax Dividend and the AIF Tax Divided are intended to maintain each of AFT’s and AIF’s treatment as a RIC during its tax year ending with the date of the applicable Merger and to eliminate any U.S. federal income tax on its taxable income in respect of such tax year. The exact record and payment dates for the AFT Tax Dividend and the AIF Tax Dividend will be determined by the AFT Board of Directors and the AIF Board of Directors, respectively, based upon the timing of the anticipated closing of the applicable Merger. There can be no assurances with respect to the amount of each CEF Tax Dividend.

vi

The specific tax characteristics of the MFIC Special Cash Dividend have not yet been determined and will be reported to stockholders on Form 1099 after the end of the calendar year in which it is paid. Apollo and its affiliates make no assurances regarding the tax treatment to stockholders of the receipt of the MFIC Special Cash Dividend.